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               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549



                            FORM 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31,
     1993.

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934.




     Commission File Number 1-4721



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 CENTEL RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       SPRINT CORPORATION
                      POST OFFICE BOX 11315
                  KANSAS CITY, MISSOURI  64112




                      TOTAL NUMBER OF PAGES     22
                      EXHIBIT INDEX AT PAGE     20



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                      REQUIRED INFORMATION



1.   Opinion of Ernst & Young.
     Opinion of Arthur Andersen & Co.

2.   Audited Statements of Net Assets Available For Benefits With
     Fund Information as of December 31, 1993 and 1992.

3.   Audited Statements of Changes in Net Assets Available For
     Benefits With Fund Information For Each of the Years Ended
     December 31, 1993 and 1992.

4.   Notes to Financial Statements.

5.   Consent of Ernst & Young (Exhibit 23a).
     Consent of Arthur Andersen & Co. (Exhibit 23b).

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FINANCIAL STATEMENTS FILED IN PAPER PURSUANT TO RULE 311 OF REGULATION S-T
UNDER COVER OF FORM SE

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                          SIGNATURES


  The Plan.  Pursuant to the requirements of the Securities
  Exchange Act of 1934, the Investment Trusts Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                  Centel Retirement Savings Plan


  Date:June 28, 1994              By:/s/ ARTHUR B. KRAUSE
                                    Arthur B. Krause
                                    Investment Trusts Committee Member

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                        EXHIBIT INDEX


  Exhibit Number                                 Page

  23a         Consent of Ernst & Young           21
  23b         Consent of Arthur Andersen & Co.   22